EXHIBIT 20

                                                    Traded: NYSE

                                                     Symbol: STO


                                   For more information contact:

                                   Arnold F. Brookstone
                                   Executive Vice President -
                                   Chief Financial &
                                   Planning Officer
                                   (312) 580-4637

For Immediate Release



        STONE CONTAINER ANNOUNCES DOWNTIME AT SEVEN MILLS
     180,000 Tons Removed From Production During Third Quarter


     CHICAGO, Aug. 31, 1995 - Stone Container Corporation announced that it will have removed 180,000 tons of production from seven mills during the third quarter.

     The downtime includes approximately 135,000 tons of containerboard removed for inventory balancing purposes and approximately 45,000 tons of containerboard and newsprint removed for routine maintenance purposes.

     The impact in the third quarter of removing containerboard production for inventory balancing will be approximately $28 million before taxes and $16 million after taxes, or approximately $0.17 per primary share and $0.14 per fully diluted share.

     "This downtime will help ensure that our inventories remain at reasonable levels in relation to current demand/supply conditions," said Roger W. Stone, chairman, president and chief executive officer.

     Stone Container is a multinational pulp, paper and paper packaging company. Its product line includes containerboard, corrugated containers, kraft paper, paper bags and sacks, market pulp, wood products and, through Stone-Consolidated Corporation, newsprint and groundwood papers.

     Headquartered in Chicago, the company has manufacturing facilities and sales offices in North America, Europe, the United
Kingdom, Central and South America, the Pacific Rim and
Australia.